PW



10032383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8- 50337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonfund Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Old Danbury Road
(No. and Street)

Wilton	CT	06897
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Chu 203-563-5085 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue,	NY,	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 27 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, Ann Chu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonfund Securities, Inc., as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Controller
Title

ELEANOR F. ROYSTON
NOTARY PUBLIC
MY COMMISSION EXPIRES SEP. 30, 2011



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 Madison Avenue
New York NY 10017
Telephone (646) 471-3000
pwc.com

Report of Independent Accountants

To The Common Fund for Non Profit Organizations

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Commonfund Securities Inc. for the year ended June 30, 2010, which were agreed to by The Common Fund for Non Profit Organizations, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Commonfund Securities Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended June 30, 2010. Management is responsible for Commonfund Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated January 22, 2010 in the amount of $150 compared to the February 2010 Wachovia Bank N.A. statement provided by Ann Chu, Controller, The Common Fund for Non Profit Organizations noting no differences.
2. Compared the sum of Total Revenue amount reported on page 5, line 7 of the quarterly Form X-17A-5 for the periods in the year ended June 30, 2010 with the Total revenue amount of $22,706,577 reported on page 2, item 2a of Form SIPC-7 for the year ended June 30, 2010 noting no differences.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared additions on line 7, Net loss from securities in investment accounts of $1,059 to the Monthly Mark to Market Schedule provided by Ann Chu, Controller, The Common Fund for Non Profit Organizations noting no differences.

    b. Compared deductions on line 8, Other revenue not related either directly or indirectly to the securities business of $22,166,910 to the Transfer Pricing Calculation provided by Ann Chu, Controller, The Common Fund for Non Profit Organizations noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $540,726 and $1,352, respectively of the Form SIPC-7 noting no differences.

5. Recalculated the unrealized gain on investments as share times market value on June 30, 2010 less shares times market value on June 30, 2009.

6. Recalculated the transfer pricing allocation as Total Expenses of $19,744,849 per the Financial Statements times 115% less Other Income of $539,667 per the Financial Statements.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Commonfund Securities Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
August 26, 2010

SIPC-7
(32-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(32-REV 6/10)

For the fiscal year ended JUNE 30, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050337 FINRA JUN
COMMONFUND SECURITIES INC
15 OLD DANBURY ROAD
PO BOX 812
WILTON CT 06897-0812

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

KEVIN J. POWER (203)563-5148

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,351.82

B. Less payment made with SIPC-6 filed (exclude interest) (150.00)
1/22/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,201.82

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,201.82

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,201.82

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

COMMONFUND SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of AUGUST, 2010.

Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning July 1, 2009 and ending June 30, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 22,706,577
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	1059
Total additions	22,707,636
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	22,166,910
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	22,166,910
2d. SIPC Net Operating Revenues	$ 540,726
2e. General Assessment @ .0025	$ 1,351.82

(to page 1 but not less than $150 minimum)

THIS CHECK IS VOID WITHOUT A BLUE & RED BACKGROUND AND A TRUE WATERMARK - HOLD UP TO THE LIGHT TO VERIFY

commonfund

15 Old Danbury Road
P.O. Box 813
Wilton, CT 06897-0813

Wachovia Bank
Wilmington, DE 19803

62-22 / 311

NO. 48201

DATE 08/26/10

AMOUNT *******1201.82

PAY ONE THOUSAND TWO HUNDRED ONE AND 82/100------------------------------

TWO SIGNATURES REQUIRED IF OVER $5,000

TO THE ORDER OF
Securities Investor Protection
Corporation - SIPC
805 15th St.,
N.W., Ste 800
Washington DC 20005-2215

AUTHORIZED SIGNATURE



AUTHORIZED SIGNATURE

CHECK IS PRINTED ON SECURITY PAPER WHICH INCLUDES A MICROPRINT BORDER & FLUORESCENT FIBERS

⑈48201⑈ ⑆031100225⑆ 20799500355565⑈

NO. 48201

VENDOR NO: 290 NAME: Securities Investor Protection CHECK DATE: 08/26/10

Invoice Number	Suffix	Invoice Date	Description	Gross Amount	Discount Amt.	Payment Amount
SIPC-7 SICP-7		08/26/10		1201.82	0.00	1201.82
			TOTALS	1201.82	0.00	1201.82

Commonfund Securities, Inc.
15 Old Danbury Road
P.O. Box 812
Wilton, CT 06897-0812

Tel 203-563-5000
Fax 203-762-1092
www.commonfund.org

commonfund

September 27, 2010

Via UPS Next Day Service


SEC MAIL PROCESSING
RECEIVED
OCT - 4 2010
WASH, D.C.
200
SECTION

Financial Industry Regulatory Authority (FINRA)
District 11
99 High Street, Suite 900
Boston, MA 02110

Attention: Frank T. Kotopoulos
Examination Manager

RE: Commonfund Securities, Inc. – CRD NO. 43541

Dear Mr. Kotopoulos:

As a follow up to your letter dated September 22, 2010, please find enclosed one copy each of the following items:

1. SIPC Supplemental Report pursuant to SEC Rule 17a-5(e)(4)
2. Form X-17A-5 Part III Facing Page
3. Your letter dated September 22, 2010

Please do not hesitate to contact the undersigned or our Managing Director of Compliance, Kevin Power (203-563-5148), should you have any questions.

Very truly yours,



Ann L. Chu
Controller
Commonfund Securities, Inc.

Cc: via mail

FINRA – Boston
FINRA/Financial Operations
99 High Street, Suite 900
Boston, MA 02110
Attn: George Malley

FINRA-Maryland
FINRA/Financial Operations